For the annual period ended September 30, 2005.
File number 811-03084
Jennison Small Company Fund, Inc.


SUB-ITEM 77D
JENNISON SMALL COMPANY FUND, INC.


Prospectus Dated November 30, 2004
Supplement Dated May 25, 2005

The Board of Directors of Jennison Small Company Fund, Inc. (the Fund) recently approved a change in one of the Fund's benchmarks. Specifically, the Board approved the use of the Russell 2500 Index in place of the Russell 2000 Index as one of the Fund's benchmarks.

To reflect the change in Fund benchmarks, the table of average annual returns appearing in the section of the Prospectus titled "Risk/Return Summary - Evaluating Performance" is hereby amended by including information pertaining to the Russell 2500 Index as set forth below:


Index      One Year   Five Years   Ten Years    Since
                                               Inception

Russell    8.21%      5.61%        9.73%        N/A*
2500*



*Performance as of 3/31/05. The Russell 2500 Index measures the performance of the 2,500 smallest companies in the Russell 3000 Index, which represents approximately 16% of the total market capitalization of the Russell 3000 Index. These returns do not include the effect of any sales charges or operating expenses of a mutual fund or taxes. These returns would be lower if they included the effect of sales charges and operating expenses and taxes. Russell 2500 returns since the inception of each class are 13.04% for Class A, 13.09% for Class B, 12.73% for Class C and 10.96% for Class Z shares. The securities in the Russell 2500 Index may be very different from those in the Fund. Since inception returns reflect the average annual total returns from the closest month-end to the inception date of the Fund's Class A, B, C and Z shares. Source:
Lipper, Inc.

MF109C1

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